130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 3, 2014	No. 14-11

Avalon reports significant progress on its Separation Rapids Lithium Minerals Project, Kenora, ON

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to report on its progress at the 100% owned Separation Rapids Lithium Minerals Project (“Separation Rapids”) located north of Kenora, Ontario. Most significantly, recent metallurgical process development work has successfully produced a very high purity lithium mineral (petalite) concentrate, notable in its exceptionally low iron content.

Twenty kilograms of petalite concentrate has been produced by the Company for evaluation by several potential customers in the glass and ceramics industry in North America, Europe and Asia who have expressed interest in a high-purity product. If this product meets the customers’ performance requirements, it is anticipated that the Company would (subject to financing) then proceed with bulk sampling and construction of a demonstration scale production facility to produce larger quantities of the product for full-scale trials by the customers.

Petalite is a very rare lithium mineral that is preferred for the production of certain specialty glass-ceramic products, notable for their high durability and thermal shock resistance. Avalon’s Separation Rapids deposit, with 8.9 million tonnes of indicated resources grading 1.34% lithium oxide (open at depth), is the largest known undeveloped petalite resource in the world.

Pierre Neatby, Avalon VP Sales and Marketing, commented “Our potential customers have shown renewed interest in Separation Rapids for over eighteen months. Since process development work was restarted in 2013, we have been able to produce a petalite concentrate at the bench scale with over 4.0% lithium oxide content and less than 0.01% iron oxide. Such extremely low iron levels make this material very attractive to glass manufacturers, since iron is otherwise a contaminant in glass manufacturing.”

The Company anticipates producing a feldspar by-product also notable for its very low impurity levels. This material has potential application in other glass and ceramic products and trial samples are also being prepared for evaluation by potential customers.

The technical information contained in this document has been reviewed and approved by Donald Bubar, P. Geo. (ONT), CEO and President of Avalon, the qualified person for the purposes of National Instrument 43-101.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Minerals Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company’s anticipation that it would (subject to financing) proceed with bulk sampling and construction of a demonstration scale production facility, and that the Company anticipates producing a feldspar by-product. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.